Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial statements as of December 31, 2025 and June 30, 2025, and for the three-
and six- month period ended December 31, 2025 and 2024.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025, and June 30, 2025

(Amounts in US$)

	Notes	12/31/2025	06/30/2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	11,064,683	32,695,079
Other financial assets	5.2	1,515,145	2,040,038
Trade receivables	5.3	154,931,523	165,859,933
Other receivables	5.4	15,343,683	15,861,981
Recoverable income tax		1,908,344	1,864,817
Inventories	5.5	64,789,545	87,611,269
Biological assets		2,363,568	2,378,380
Assets subject to foreclosure	4	42,363,563	—
Total current assets		294,280,054	308,311,497

NON-CURRENT ASSETS
Other financial assets	5.2	49	58
Trade receivables	5.3	1,266,738	2,506,834
Other receivables	5.4	24,374,686	23,660,530
Recoverable income tax		19,435	17,995
Deferred tax assets	7	5,520,951	4,916,980
Investments in joint ventures and associates	11	39,474,913	39,371,264
Investment properties		—	570,324
Property, plant and equipment	5.6	61,085,579	74,575,386
Intangible assets	5.7	87,289,801	181,173,079
Goodwill	5.8	36,073,683	112,163,432
Right of use asset	14	10,975,652	16,377,701
Total non-current assets		266,081,487	455,333,583
Total assets		560,361,541	763,645,080

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025, and June 30, 2025

(Amounts in US$)

	Notes	12/31/2025	06/30/2025
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	5.9	89,408,430	96,432,604
Borrowings	5.10	90,063,228	119,728,126
Employee benefits and social security	5.13	4,964,421	6,174,012
Deferred revenue and advances from customers	5.14	2,497,944	4,282,668
Income tax payable		6,428,697	452,800
Consideration for acquisition	5.12	791,280	1,761,274
Secured notes	5.11	104,354,169	102,270,445
Lease liabilities	14	2,765,072	6,884,042
Liabilities subject to foreclosure	4	27,363,563	—
Total current liabilities		328,636,804	337,985,971

NON-CURRENT LIABILITIES
Trade and other payables	5.9	51,650,942	48,481,726
Borrowings	5.10	34,155,963	38,198,026
Deferred revenue and advances from customers	5.14	1,436,912	1,436,912
Joint ventures and associates	11	742,301	1,007,678
Deferred tax liabilities	7	27,393,793	30,122,920
Provisions		1,238,122	1,267,572
Consideration for acquisition		372,373	397,774
Lease liabilities	14	8,118,030	9,527,939
Total non-current liabilities		125,108,436	130,440,547
Total liabilities		453,745,240	468,426,518

EQUITY
Equity attributable to owners of the parent		76,406,326	265,444,568
Non-controlling interest		30,209,975	29,773,994
Total equity		106,616,301	295,218,562
Total equity and liabilities		560,361,541	763,645,080

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three- and six-month period ended of December 31, 2025, and 2024

(Amounts in US$)

		Three-month period ended		Six-month period ended
	Notes	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Revenues from contracts with customers	6.1	73,674,526	98,880,989	142,640,298	182,313,271
Initial recognition and changes in the fair value of biological assets at the point of harvest		131,804	(78,122)	292,344	588,053

Cost of sales	6.2	(47,154,348)	(57,260,905)	(85,515,467)	(109,560,851)
Changes in the net realizable value of agricultural products after harvest		237,675	(767,667)	(102,397)	(204,522)
Research and development expenses	6.3	(2,347,566)	(1,968,597)	(5,999,379)	(4,355,861)
Selling, general and administrative expenses	6.4	(17,144,866)	(25,351,644)	(34,327,650)	(48,964,269)
Share of profit or loss of joint ventures and associates	11	72,254	360,155	369,026	(226,163)
Other income or expenses, net	6.5	52,914	549,863	(148,885)	25,840
Operating profit		7,522,393	14,364,072	17,207,890	19,615,498

Financial cost	6.6	(7,950,232)	(6,429,412)	(16,118,130)	(13,078,030)
Other financial results	6.6	(938,299)	(634,948)	(4,717,256)	(3,903,776)
(Loss) / Profit before income tax		(1,366,138)	7,299,712	(3,627,496)	2,633,692

Income tax	7	(3,109,370)	(636,153)	(5,588,394)	255,526
(Loss) / Profit of the period from continuing operations		(4,475,508)	6,663,559	(9,215,890)	2,889,218

Profit / (Loss) of the period from discontinued operations	4	1,014,318	(6,058,318)	(1,693,532)	(8,482,030)
Loss related to foreclosure	4	(179,008,341)	—	(179,008,341)	—
Loss of the period from discontinued operations		(177,994,023)	(6,058,318)	(180,701,873)	(8,482,030)

(Loss) / Profit of the period		(182,469,531)	605,241	(189,917,763)	(5,592,812)

(Loss) / Profit from continuing operations attributable to:
Equity holders of the parent		(5,045,798)	6,201,853	(9,665,833)	2,256,303
Non-controlling interests		570,290	461,706	449,943	632,915
		(4,475,508)	6,663,559	(9,215,890)	2,889,218

Loss from discontinued operations attributable to:
Equity holders of the parent		(177,994,023)	(6,058,318)	(180,701,873)	(8,482,030)
Non-controlling interests		—	—	—	—
		(177,994,023)	(6,058,318)	(180,701,873)	(8,482,030)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three- and six-month period ended of December 31, 2025, and 2024

(Amounts in US$)

		Three-month period ended		Six-month period ended
	Notes	12/31/2025	12/31/2024	12/31/2025	12/31/2024
(Loss) / Profit of the period		(182,469,531)	605,241	(189,917,763)	(5,592,812)

Other comprehensive loss from continuing operations		268,609	94,004	(44,119)	82,961
Items that may be subsequently reclassified to loss		268,609	94,004	(44,119)	82,961
Foreign exchange differences on translation of foreign operations		268,609	94,004	(44,119)	82,961

Other comprehensive (loss) / profit from discontinued operations		—	—	—	—

Total comprehensive (loss) / profit		(182,200,922)	699,245	(189,961,882)	(5,509,851)

Total comprehensive (loss)/ profit from continuing operations attributable to:
Equity holders of the parent		(4,753,405)	6,452,086	(9,695,990)	2,460,976
Non-controlling interests		546,506	305,477	435,981	511,203
		(4,206,899)	6,757,563	(9,260,009)	2,972,179
Total comprehensive loss from discontinued operations attributable to:
Equity holders of the parent		(177,994,023)	(6,058,318)	(180,701,873)	(8,482,030)
Non-controlling interests		—	—	—	—
		(177,994,023)	(6,058,318)	(180,701,873)	(8,482,030)
(Loss)/Profit per share

From continuing operations
Basic (loss)/profit attributable to ordinary equity holders of the parent	8	(0.0795)	0.0987	(0.1523)	0.0359
Diluted (loss)/profit attributable to ordinary equity holders of the parent	8	(0.0795)	0.0982	(0.1523)	0.0357

From discontinued operations
Basic loss attributable to ordinary equity holders of the parent	8	(2.8041)	(0.0964)	(2.8467)	(0.1350)
Diluted loss attributable to ordinary equity holders of the parent	8	(2.8041)	(0.0964)	(2.8467)	(0.1350)

From continuing and discontinued operations
Basic (loss)/profit attributable to ordinary equity holders of the parent	8	(2.8836)	0.0023	(2.9990)	(0.0991)
Diluted (loss)/profit attributable to ordinary equity holders of the parent	8	(2.8836)	0.0023	(2.9990)	(0.0991)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month period ended of December 31, 2025, and 2024

(Amounts in US$)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes	Own	options				Foreign	of PP&E	attributable
			in non-	shares	and share				currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	Cost of own	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	equity
06/30/2024	6,500	327,640,676	(255,893)	(780,841)	19,427,375	9,285,261	(31,287,979)	(9,627,329)	794,189	(160,702)	315,041,257	36,339,595	351,380,852
Share-based incentives	—	63,055	—	—	1,395,951	—	—	—	—	—	1,459,006	—	1,459,006
Purchase of own shares	—	—	—	—	—	—	(926,899)	—	—	—	(926,899)	—	(926,899)
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(72,051)	(72,051)
(Loss)/Profit for the period	—	—	—	—	—	—	—	(6,225,727)	—	—	(6,225,727)	632,915	(5,592,812)
Other comprehensive (loss)/profit	—	—	—	—	—	—	—	—	204,673	—	204,673	(121,712)	82,961
12/31/2024	6,500	327,703,731	(255,893)	(780,841)	20,823,326	9,285,261	(32,214,878)	(15,853,056)	998,862	(160,702)	309,552,310	36,778,747	346,331,057

06/30/2025	6,500	330,000,508	2,635,884	(780,841)	21,463,707	9,285,261	(32,214,878)	(65,043,383)	252,512	(160,702)	265,444,568	29,773,994	295,218,562
Share-based incentives	—	—	—	—	533	—	—	—	—	—	533	—	533
Contingent consideration payment (Note 5.12)	—	807	—	(2,861,242)	—	—	3,731,230	—	—	—	870,795	—	870,795
Sale of own shares	—	—	—	(2,825,092)	—	—	3,313,385	—	—	—	488,293	—	488,293
(Loss)/Profit for the period	—	—	—	—	—	—	—	(190,367,706)	—	—	(190,367,706)	449,943	(189,917,763)
Other comprehensive loss	—	—	—	—	—	—	—	—	(30,157)	—	(30,157)	(13,962)	(44,119)
12/31/2025	6,500	330,001,315	2,635,884	(6,467,175)	21,464,240	9,285,261	(25,170,263)	(255,411,089)	222,355	(160,702)	76,406,326	30,209,975	106,616,301

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month period ended of December 31, 2025, and 2024

(Amounts in US$)

	Notes	12/31/2025	12/31/2024
OPERATING ACTIVITIES
Loss of the period		(189,917,763)	(5,592,812)
Loss of the period from discontinued operations		180,701,873	8,482,030

Adjustments to reconcile profit to net cash flows
Income tax	6	5,588,394	(255,526)
Financial results		20,835,386	16,981,806
Depreciation of property, plant and equipment	5.6	2,226,204	2,400,642
Amortization of intangible assets	5.7	3,030,395	2,364,505
Depreciation of leased assets	14	1,760,806	1,771,006
Restructuring and transactional expenses		1,304,814	—
Share-based incentive and stock options		—	2,207,384
Share of profit or loss of joint ventures and associates	11	(369,026)	226,163
Provisions for contingencies		109,186	175,487
Allowance for impairment of trade debtors		1,104,849	1,923,790
Allowance for obsolescence		1,102,370	477,756
Initial recognition and changes in the fair value of biological assets		(292,344)	(588,053)
Changes in the net realizable value of agricultural products after harvest		102,397	204,522
Gain on sale of equipment and intangible assets		(23,902)	(147,199)

Working capital adjustments
Trade receivables		(6,827,057)	(24,559,378)
Other receivables		(3,249,114)	866,073
Income and minimum presumed income taxes		(3,571,301)	(4,640,270)
Inventories and biological assets		12,639,705	20,694,524
Trade and other payables		9,303,135	(26,893,597)
Employee benefits and social security		(839,739)	889,412
Deferred revenue and advances from customers		(1,401,302)	(1,039,002)
Interest collected		4,125,660	3,579,162
Inflation effects on working capital adjustments		27,213	66,366
Net cash flows generated by operating activities from continuing operations		37,470,839	(405,209)
Net cash flows used in operating activities from discontinued operations		(5,704,951)	204,846
Net cash flows generated by (used in) operating activities		31,765,888	(200,363)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month period ended of December 31, 2025, and 2024

(Amounts in US$)

	Notes	12/31/2025	12/31/2024
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		26,504	155,471
Proceeds from financial assets		342,043	9,628,376
Investment in financial assets		(773,591)	(5,656,002)
Purchase of property, plant and equipment	5.6	(659,642)	(2,795,812)
Capitalized development expenditures	5.7	(894,474)	(3,436,077)
Purchase of intangible assets	5.7	(32,617)	(284,372)
Net cash flows used in investing activities from continuing operations		(1,991,777)	(2,388,416)
Net cash flows used in investing activities from discontinued operations		(2,076,440)	(2,725,089)
Net cash flows used in investing activities		(4,068,217)	(5,113,505)

FINANCING ACTIVITIES
Proceeds from borrowings		17,012,458	78,471,874
Repayment of borrowings and financed payments		(52,404,135)	(75,383,977)
Interest payments		(6,982,945)	(12,598,035)
Other financial payments		(1,511,498)	(2,249,398)
Purchase of own shares		—	(926,899)
Sales of own shares		488,293	—
Leased assets payments	14	(2,238,286)	(2,205,274)
Cash dividend distributed by subsidiary		—	(72,051)
Net cash flows used in financing activities from continuing operations		(45,636,113)	(14,963,760)
Net cash flows (used in) generated by financing activities from discontinued operations		(1,066,329)	2,651,251
Net cash flows used in financing activities		(46,702,442)	(12,312,509)

Net decrease in cash and cash equivalents from continuing operations		(10,157,051)	(17,757,385)
Net (decrease) / increase in cash and cash equivalents from discontinued operations		(8,847,720)	131,008
Net decrease in cash and cash equivalents		(19,004,771)	(17,626,377)

Inflation effects on cash and cash equivalents		(75)	1,960

Cash and cash equivalents as of beginning of the period	5.1	32,695,079	44,473,270
Effect of exchange rate changes on cash and equivalents		(2,069,722)	2,327,888
Cash reclassified to assets subject to foreclosure	4	(555,828)	(4,145,525)
Cash and cash equivalents as of the end of the period	5.1	11,064,683	25,031,216

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Assets subject to foreclosure and discontinued operations.

5.	Information about components of unaudited interim condensed consolidated statement of financial position.

6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

7.	Taxation.

8.	Earnings per share.

9.	Equity information.

10.	Cash flow information.

11.	Joint ventures and associates.

12.	Segment information.

13.	Financial instruments – Risk management.

14.	Leases.

15.	Shareholders and other related parties’ balances and transactions.

16.	Key management personnel compensation.

17.	Contingencies, commitments and restrictions on the distribution of profits.

18.	Events occurring after the reporting period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

1.   GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe.

Unless the context otherwise requires, “we”, “us”, “our”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.   ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the three- and six-month period ended December 31, 2025, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2025.

Authorization for the issue of the consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of December 31, 2025, and June 30, 2025 and for the three- and six-month period ended December 31, 2025 and 2024 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on March 13, 2026.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.
●Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements” as described below.

During previous fiscal year, the Group has experienced a setback due to challenges in the Argentine market—most notably, the deterioration in farmer economics driven by declining commodity prices and weak yield forecasts. These external pressures significantly impacted per-hectare income for Argentine farmers, leading to reduced investment in key inputs such as fertilizers and crop protection products. This reduction in demand, combined with a well-supplied ag-inputs market resulting from aggressive purchasing in prior years, has led to increased price pressure and lower adoption of high-value technologies like ours in last fiscal year.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Additionally, in June 2025, Bioceres S.A.—a wholly owned subsidiary of Bioceres Group Limited, formerly our ultimate controlling parent—defaulted on a portion of its financial debt. This created a context of uncertainty in our financial partnership with local banks in Argentina. As a result, by the end of August 2025, these banks suspended access to previously available credit lines, forcing us to increasingly rely on cash generated from operating activities to meet our financial obligations.

Due to these adverse market conditions, our performance metrics were negatively impacted, leading to a breach of the ratio thresholds stipulated in the Secured notes. On November 10, 2025, we received a Declaration of Acceleration, and on November 11, 2025, the noteholders initiated legal proceedings against the Group seeking full payment of the amounts due. In this context, the intervening court issued a precautionary measure prohibiting us from transferring, assigning, encumbering or liquidating any collateral or security interest. On January 20, 2026, a judicial foreclosure sale of the granted collateral took place (see Note 4).

We are actively pursuing several alternatives to address this financial situation. While discussions remain open regarding a new long-term facility or assets disposal, we are also engaging with local Argentine finance institutions to refinance current debt and restore confidence in our business. However, there is no guarantee that financing will become available on acceptable terms or at all.

In parallel, we have made substantial progress in optimizing our working capital and realigning our cost structure to reflect current market conditions. Despite the adverse impact of financial difficulties faced by agricultural producers, we were able to maintain our market share in key product families and the outlook for upcoming campaigns remains positive in Argentina. This optimism is grounded in expectations of a more favorable macroeconomic environment in the country and the normalization of climatic conditions affecting the agricultural sector, even though the market remains challenging.

The generation of cash flow over the next twelve months depends on the success of these initiatives, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to material uncertainty that raises substantial doubt regarding the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that may be required to address potential impacts on the recoverability and classification of assets, or on the amounts and classifications of liabilities, should the Group be unable to continue as a going concern.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

b)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2025.

3.   NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendments to IAS 21- Lack of Exchangeability.

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendment to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures- The amendments are effective for annual periods beginning on or after January 1, 2027.
-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	Amendment to IAS 21 – Translation into a Hyperinflationary Presentation Currency. The amendments are effective for annual periods beginning on or after January 1, 2027.

The above amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard introduces new requirements for the presentation and disclosure of income and expenses in the statement of profit or loss, including the introduction of new defined subtotals such as Operating Profit and enhanced disaggregation requirements. The standard also includes additional guidance on aggregation principles and requires disclosures about management-defined performance measures (MPMs) used in public communications outside the financial statements. It is effective for annual periods beginning on or after January 1, 2027.

The Group is analyzing the potential impact of this standard on our financial statements, which is expected to mainly affect the presentation and structure of the primary financial statements and related disclosures, but not the recognition or measurement of transactions.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.   ASSETS SUBJECT TO FORECLOSURE AND DISCONTINUED OPERATIONS

As discussed in Note 2, the noteholders of the Secured Notes initiated legal proceedings seeking payment in full of the outstanding amounts and enforcement of the collateral pledged pursuant to such agreements. On December 18, 2025, the competent court issued a precautionary ruling prohibiting the Company from transferring, assigning, encumbering, or otherwise disposing of the collateral assets pledged in connection with the notes. On January 20, 2026, subsequent to the reporting date, a judicial foreclosure auction was held with respect to such collateral, resulting in the transfer of certain assets to entities affiliated with the noteholders with a consideration offered of $15 million. As of the date of issuance of these consolidated financial statements, the foreclosure process has not been formally concluded, and the Company is in the process of negotiating a transition agreement with the noteholders.

The consideration offered so far by the noteholders for the collateral assets is not sufficient to fully settle the outstanding amounts under the Secured notes. In addition to the assets pledged and subject to judicial foreclosure, the Secured notes are further guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumos Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

The Company disputes the alleged defaults, the acceleration of the notes, and the commercial reasonableness of the foreclosure process, has demanded a jury trial, and has initiated a counterclaim against the directors who were appointed to represent the noteholders. The Company has reserved all rights and remedies in this respect.

Due to the situation above, as of December 31, 2025, the collateral assets subject to the court-mandated disposal process met the criteria set forth in IFRS 5 Non-current Assets Held for Sale and Discontinued Operations to be classified as non-current assets held for sale (“assets and liabilities subject to foreclosure”, as:

●	the assets were available for immediate sale in their present condition;
●	the sale was highly probable and imposed by a binding judicial ruling;
●	an active and irreversible process to dispose of the assets had been initiated; and
●	the sale was expected to be completed within twelve months of the reporting date.

In accordance with IFRS 5, the assets classified as subject to foreclosure were measured at the lower of their carrying amount and fair value less costs to sell. Based on the expected proceeds from the foreclosure auction, we recognized an impairment loss to reflect this measurement.

The cumulative loss recognized due to the measurement in connection with the net assets subject to foreclosure amounted to $179.0 million, as detailed below.

Net assets reclassified as subject to foreclosure	194,008,341
Consideration offered from noteholders	(15,000,000)
Net loss from foreclosure	179,008,341

The disposal group classified subject to foreclosure represents a separate major geographical area of operations, primarily related to the Group’s activities, mainly in the United States and Europe, and constitutes a significant component of the Group’s consolidated assets and revenues.

As a result, the disposal qualifies as a discontinued operation in accordance with IFRS 5. Consequently,

●	the results of the discontinued operation have been presented separately from continuing operations in the consolidated statements of profit or loss and other comprehensive income;

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

●	the assets and liabilities related to the discontinued operation have been presented separately in the consolidated statement of financial position;
●	cash flow attributable to the discontinued operation have been presented separately from those of continuing operations in the consolidated statement of cash flows, disclosing operating, investing and financing cash flows; and
●	comparative information has been recast to reflect the discontinued operation presentation.

Net assets classified as subject to foreclosure

The carrying amount of the net assets subject to foreclosure was estimated based on the best information available on the reporting date as the transition process remained ongoing and had not been formally finalized.

12/31/2025
Current assets
Cash and cash equivalents	555,828
Trade receivables	22,163,439
Other receivables	3,046,129
Inventories	12,742,121
Non-current assets
Investment properties	568,967
Property, plant and equipment	12,171,900
Intangible assets	89,149,047
Goodwill	76,089,749
Right of use asset	4,884,724
Total assets subject to foreclosure	221,371,904

Current liabilities
Trade and other payables	18,416,300
Borrowings	21,046
Employee benefits and social security	369,852
Consideration for acquisition	7,530
Lease liabilities	988,531
Non-current liabilities
Borrowings	3,024,032
Deferred revenue and advances from customers	383,422
Lease liabilities	4,152,850
Total liabilities subject to foreclosure	27,363,563

Net assets subject to foreclosure	194,008,341

Total assets subject to foreclosure amounting to $221.4 million were remeasured based on the foreclosure consideration offered from the noteholders, which amounted to $15.0 million, together with estimated assumed liabilities classified in the consolidated statements of financial position as “Liabilities subject to foreclosure” of $27.4 million. As a result of this remeasurement, assets subject to foreclosure reached to $42.4 million and are presented in the consolidated statements of financial position as “Asset subject to foreclosure.”

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Net income from discontinued operations

	Three-month period ended		Six-month period ended
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Revenues from contracts with customers	15,783,275	7,878,122	24,253,498	17,066,918
Cost of sales	(4,965,581)	(4,289,502)	(7,900,947)	(7,785,601)
Research and development expenses	(1,513,131)	(2,224,239)	(3,577,786)	(4,248,254)
Selling, general and administrative expenses	(6,825,222)	(7,809,434)	(12,779,498)	(14,360,935)
Other income or expenses, net	122,906	(388)	129,029	(388)
Operating profit (loss)	2,602,247	(6,445,441)	124,296	(9,328,260)

Financial cost	(907,200)	(1,002,373)	(1,855,705)	(1,515,603)
Other financial results	(79,534)	554,251	243,043	1,151,858
Income (Loss) before income tax	1,615,513	(6,893,563)	(1,488,366)	(9,692,005)

Income tax	(601,195)	835,245	(205,166)	1,209,975
(Loss)/ Profit for the period from discontinued operations	1,014,318	(6,058,318)	(1,693,532)	(8,482,030)

5.   INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.   Cash and cash equivalents

	12/31/2025	06/30/2025
Cash at bank and on hand	9,173,159	19,488,145
Mutual funds	1,891,524	13,206,934
	11,064,683	32,695,079

5.2.   Other financial assets

	12/31/2025	06/30/2025
Current
Mutual funds	—	144,606
Trusts	1,203,762	895,660
Shares of Moolec Science S.A.	38,278	976,425
Other investments	273,105	23,347
	1,515,145	2,040,038

	12/31/2025	06/30/2025
Non-current
Other investments	49	58
	49	58

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.3.   Trade receivables

	12/31/2025	06/30/2025
Current
Trade debtors	160,803,234	171,840,254
Allowance for impairment of trade debtors	(15,282,223)	(13,847,745)
Shareholders and other related parties (Note 15)	—	122
Allowance for credit notes to be issued	(1,069,633)	(711,663)
Trade debtors - Joint ventures and associates (Note 15)	456,672	4,179
Deferred checks	10,023,473	8,574,786
	154,931,523	165,859,933

	12/31/2025	06/30/2025
Non-current
Trade debtors	1,098,778	2,123,463
Allowance for impairment of trade debtors	(48,196)	(275,718)
Shareholders and other related parties (Note 15)	45,665	249,579
Trade debtors - Joint ventures and associates (Note 15)	170,491	409,510
	1,266,738	2,506,834

The book value is reasonably approximate to the fair value given its short-term nature.

5.4.   Other receivables

	12/31/2025	06/30/2025
Current
Taxes	7,498,508	8,884,305
Shareholders and other related parties (Note 15)	79,854	77,045
Other receivables – Joint ventures and associates (Note 15)	200,000	200,000
Prepayments to suppliers	6,341,644	5,834,158
Prepaid expenses and other receivables	231,222	251,590
Miscellaneous	992,455	614,883
	15,343,683	15,861,981

	12/31/2025	06/30/2025
Non-current
Taxes	468,511	576,538
Shareholders and other related parties (Note 15)	2,928,121	2,698,047
Other receivables – Joint ventures and associates (Note 15)	19,461,731	18,947,793
Reimbursements over exports	1,286,323	1,204,269
Loans receivables	230,000	230,000
Miscellaneous	—	3,883
	24,374,686	23,660,530

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.5.   Inventories

	12/31/2025	06/30/2025
Seeds	4,392,180	5,317,730
Resale products	30,369,865	42,228,777
Manufactured products	16,637,015	13,648,705
Goods in transit	3,054,636	6,024,201
Supplies	12,191,532	19,286,246
Agricultural products	1,464,609	4,612,064
Allowance for obsolescence	(3,320,292)	(3,506,454)
	64,789,545	87,611,269

Net of agricultural products	63,324,936	82,999,205

5.6.   Property, plant and equipment

Property, plant and equipment as of December 31, 2025 and 2024 included the following:

	Net carrying				Subjects to	Depreciation	Foreign	Net carrying
	amount				foreclosure	of the period	currency	amount
Class	06/30/2025	Additions	Transfers	Disposals	(Note 4)	(1)	translation	12/31/2025
Office equipment	369,451	9,601	—	—	—	(37,761)	(1,746)	339,545
Vehicles	1,337,784	—	—	(25,338)	—	(314,395)	(3,101)	994,950
Equipment and computer software	331,763	18,706	—	(1,166)	—	(118,020)	(2,215)	229,068
Fixtures and fittings	2,159,631	—	97,491	—	(77,040)	(437,578)	17,859	1,760,363
Machinery and equipment	14,441,869	120,710	334,265	—	(5,778,571)	(1,956,297)	(55,145)	7,106,831
Land and buildings	39,076,126	13,410	—	—	(3,968,509)	(517,862)	(6,184)	34,596,981
Buildings in progress	16,858,762	1,983,572	(431,756)	—	(2,347,780)	—	(4,957)	16,057,841
Total	74,575,386	2,145,999	—	(26,504)	(12,171,900)	(3,381,913)	(55,489)	61,085,579

	Net carrying				Depreciation	Foreign	Net carrying
	amount				of the period	currency	amount
Class	06/30/2024	Additions	Transfers	Disposals	(1)	translation	12/31/2024
Office equipment	410,338	17,929	—	—	(39,218)	(15,717)	373,332
Vehicles	2,200,349	29,675	—	(8,272)	(447,262)	(1,330)	1,773,160
Equipment and computer software	507,469	26,008	—	—	(119,943)	(28,600)	384,934
Fixtures and fittings	2,786,470	8,834	—	—	(454,316)	59	2,341,047
Machinery and equipment	16,710,328	474,971	73,221	—	(1,464,721)	(364,814)	15,428,985
Land and buildings	39,677,902	—	46,431	—	(509,724)	(260,985)	38,953,624
Buildings in progress	12,280,422	3,521,132	(119,652)	—	—	(35,741)	15,646,161
Total	74,573,278	4,078,549	—	(8,272)	(3,035,184)	(707,128)	74,901,243
(1)

For the periods ended December 31, 2025 and December 31, 2024, depreciation expense of $1,155,709 and $634,542, respectively, related to property, plant and equipment has been reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.

The depreciation charge is included in Notes 6.3 and 6.4. The Group has no commitments to purchase property, plant and equipment items.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.7.   Intangible assets

Intangible assets as of December 31, 2025 and 2024 included the following:

	Net carrying			Subjects to	Amortization	Foreign	Net carrying
	amount		Transfers/	foreclosure	of the period	currency	amount
Class	06/30/2025	Additions	Disposals	(Note 4)	(1)	translation	12/31/2025
Seed and integrated products
HB4 technology and breeding program	36,464,171	347,876	—	—	(1,132,072)	—	35,679,975
Integrated seed products	2,526,410	—	—	—	(95,785)	12,458	2,443,083
Crop nutrition
Microbiological products	43,570,817	—	—	(38,014,989)	(2,066,885)	62,401	3,551,344
Microbiological products in progress	11,909,700	1,473,457	(2,602)	(8,187,674)	—	—	5,192,881
Other intangible assets
Trademarks and patents	46,201,854	14,990	—	(41,664,092)	(1,857,857)	—	2,694,895
Trademarks and patents with indefinite useful lives	7,827,309	—	—	—	—	—	7,827,309
Software	1,313,947	—	33,584	—	(305,800)	—	1,041,731
Software in progress	609,953	17,627	(33,584)	—	—	—	593,996
Customer loyalty	20,268,101	—	—	(1,282,292)	(677,998)	—	18,307,811
RG/RS/OX Wheat in progress	10,480,817	—	—	—	(524,041)	—	9,956,776
Total	181,173,079	1,853,950	(2,602)	(89,149,047)	(6,660,438)	74,859	87,289,801

	Net carrying			Amortization	Foreign	Net carrying
	amount		Transfers/	of the period	currency	amount
Class	06/30/2024	Additions	Disposals	(1)	translation	12/31/2024
Seed and integrated products
HB4 technology and breeding program	35,574,371	2,392,794	—	(1,051,883)	—	36,915,282
Integrated seed products	2,681,826	—	—	(97,479)	47,642	2,631,989
Crop nutrition
Microbiological products	41,187,249	—	—	(1,813,650)	—	39,373,599
Microbiological products in progress	10,452,861	2,629,995	—	—	(6,916)	13,075,940
Other intangible assets
Trademarks and patents	47,906,064	133,595	—	(2,040,315)	—	45,999,344
Trademarks and patents with indefinite useful lives	10,045,294	—	—	—	(4,626)	10,040,668
Software	1,827,983	—	137,598	(255,684)	(103)	1,709,794
Software in progress	580,728	150,777	(137,598)	—	—	593,907
Customer loyalty	21,636,760	—	—	(685,235)	—	20,951,525
RG/RS/OX Wheat in progress	5,000,000	—	—	—	—	5,000,000
Total	176,893,136	5,307,161	—	(5,944,246)	35,997	176,292,048
(1)

For the periods ended December 31, 2025 and December 31, 2024, amortization expense of $3,630,043 and $3,579,741, respectively, related to intangible assets has been reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.

The amortization charge is included in Notes 6.3 and 6.4.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.8.   Goodwill

	12/31/2025	06/30/2025
Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Pro farm Group, Inc. (Note 4)	—	76,089,749
Insumos Agroquímicos S.A.	470,090	470,090
	36,073,683	112,163,432

5.9.   Trade and other payables

	12/31/2025	06/30/2025
Current
Trade creditors	78,721,093	87,073,151
Shareholders and other related parties (Note 15)	805,903	286,172
Trade creditors - Parent company (Note 15)	—	878,874
Trade creditors - Joint ventures and associates (Note 15)	3,815,299	3,625,406
Taxes	5,847,258	3,283,856
Miscellaneous	218,877	1,285,145
	89,408,430	96,432,604

Non-current
Trade creditors	—	4,785,300
Trade creditors - Joint ventures and associates (Note 15)	51,650,942	43,696,426
	51,650,942	48,481,726

5.10.   Borrowings

	12/31/2025	06/30/2025
Current
Bank borrowings	66,710,152	93,752,214
Corporate bonds	23,353,076	25,265,276
Trust debt securities	—	710,636
	90,063,228	119,728,126
Non-current
Bank borrowings	10,626,252	12,271,490
Corporate bonds	23,529,711	25,926,536
	34,155,963	38,198,026

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The carrying value of some borrowings as of December 31, 2025 are measured at amortized cost and differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	12/31/2025		06/30/2025
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	66,710,152	59,665,995	93,752,214	83,183,234
Corporate Bonds	23,353,076	21,794,794	25,265,276	22,529,823

Non-current
Bank borrowings	10,626,252	7,820,114	12,271,490	9,402,501
Corporate Bonds	23,529,711	18,018,086	25,926,536	18,732,545

Cooperatieve Rabobank U.A.

In January 2025, we completed a $20 million financing agreement with Coöperatieve Rabobank U.A. (“Rabobank”) The capital will be repaid in seven semi-annual installments between June 15, 2026, and June 15, 2029. The annual interest rate is Term SOFR plus a margin ranging from 5.15% to 6.15%, with interest payable semi-annually at the end of each interest period.

As a result of market conditions described in Note 2, our performance indicators were affected, leading us to exceed the thresholds established in Rabobank’s agreement for both the Net Financial Debt to EBITDA ratio and the Current Liquidity ratio. However, on September 5, 2025, we reached a waiver and amendment agreement under which Rabobank agreed to waive the breach of these ratios for the fiscal year ended June 30, 2025. Nevertheless, since the waiver was granted after the closing date of these financial statements, we were unable to demonstrate, as of June 30, 2025, an unconditional right to defer settlement of the liability for at least twelve months. Accordingly, we reclassified the loan as a current liability.

In addition to the waiver, the amendment sets forth the following key financial provisions that our subsidiary, Rizobacter, is required to comply with: (i) new progressive limits for the Net Financial Debt to EBITDA ratio, starting at 6.00x as of September 30, 2025, and gradually decreasing to 2.75x by September 30, 2027; (ii) a maximum gross financial debt cap, ranging between USD 105 million and USD 130 million on a quarterly basis; (iii) a restriction on granting new intercompany loans (financial or commercial) that exceed the amounts in effect at the time of signing the agreement, unless funds are provided by the parent company; and (iv) for the fiscal years ending in June 2026 and 2027, capital investments will be limited to maintenance purposes only.

Notwithstanding these amendments, as of December 31, 2025, Pro Farm Technologies Oy breached one of the financial covenants stipulated in the agreement. As a result, and due to the joint liability assumed by the Group, the full outstanding balance of the facility of $20 million of capital plus accrued interest were reclassified as a current liability as of the reporting date.

Corporate bonds

On February 26, 2026, Rizobacter Argentina S.A. obtained the consent of holders representing at least 70% of the outstanding principal to refinance its Series VIII Class B Corporate bonds, originally issued for $5.1 million, with an outstanding principal of $3.8 million, an original maturity date of February 10, 2026, and bearing interest at 3.98%. As a result, the terms of the bonds were amended to include: (i) an increase of the interest rate to 9.0%, payable semi-annually; (ii) an extension of the final maturity to 42 months from the settlement date; and (iii) a revised amortization schedule consisting of an initial 20% repayment at settlement and the remaining balance payable in installments through final maturity.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

As part of the transaction, Rizobacter committed to pursue a broader refinancing of Series IX and Series X, with outstanding capital of $16.7 million and $25.9 million, respectively. If such broader refinancing is not successfully completed, the amended Series VIII Class B Corporate bonds would become subject to early maturity on June 20, 2026, requiring payment of all outstanding principal and accrued interest on that date.

5.11.   Secured notes

For the reasons outlined in Notes 2 and 4, since June 30, 2025, the Group has been unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. Accordingly, the liability was reclassified as current as of that date. As of December 31, 2025, a total of $7.4 million had been accrued as a prepayment premium fee, of which $4.7 million had already been recognized as of June 2025.

5.12.   Consideration for acquisition

	12/31/2025	06/30/2025
Current
Consideration for acquisition of assets	791,280	1,761,274
	791,280	1,761,274
Non-current
Consideration for acquisition of assets	372,373	397,774
	372,373	397,774

In July 2025, we partially settled the contingent consideration related to the Pro Farm acquisition, assumed as part of the business combination with Pro Farm Inc. (formerly Marrone Bio Innovations, Inc.), through the delivery of 237,054 treasury shares and the issuance of 220 new shares. As of December 31, 2025, an additional amount equivalent to 5,954 shares remains outstanding.

5.13.   Employee benefits and social security

	12/31/2025	06/30/2025
Salaries, accrued incentives, vacations and social security	4,779,985	6,108,130
Key management personnel (Note 16)	184,436	65,882
	4,964,421	6,174,012

5.14.   Deferred revenue and advances from customers

	12/31/2025	06/30/2025
Current
Advances from customers	2,497,944	4,282,668
	2,497,944	4,282,668
Non-current
Deferred revenue	1,436,912	1,436,912
	1,436,912	1,436,912

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.   INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

6.1.   Revenue from contracts with customers

	Three-month period ended		Six-month period ended
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Sale of goods and services	73,434,690	98,632,019	142,091,165	181,370,515
Royalties	239,836	248,970	549,133	942,756
	73,674,526	98,880,989	142,640,298	182,313,271

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 15.

6.2.   Cost of sales

	Three-month period ended		Six-month period ended
Item	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Inventories as of the beginning of the period	85,021,914	109,450,616	82,999,205	110,913,884
Subject to foreclosure (Note 4)	(12,742,121)	—	(12,742,121)	—
Purchases of the period	31,091,235	39,733,111	66,007,852	87,376,569
Production costs (1)	7,314,349	5,339,587	12,632,950	11,843,478
Foreign currency translation	(206,093)	(747,253)	(57,483)	(561,825)
Subtotal	110,479,284	153,776,061	148,840,403	209,572,106
Inventories as of the end of the period (2)	(63,324,936)	(92,225,654)	(63,324,936)	(92,225,654)
Cost of sales (3)	47,154,348	61,550,407	85,515,467	117,346,452
(1)

For the six-month periods ended December 31, 2025 and 2024, production costs amounting to $2,966,222 and $1,867,602, respectively, were reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income. For the three-month periods ended December 31, 2025 and 2024, the amounts reclassified were $1,827,763 and $42,231, respectively.

(2)	Net of agricultural products.
(3)

For the six- and three-month periods ended December 31, 2024, cost of sales amounting to $7,785,601 and $4,289,502, respectively, were reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.3.   R&D classified by nature

	Three-month period ended		Six-month period ended
	Research and	Research and	Research and	Research and
	development	development	development	development
	expenses	expenses	expenses	expenses
Item	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Amortization of intangible assets	1,042,869	754,648	2,090,756	1,485,013
Commissions and royalties	—	3,960	—	3,960
Depreciation of property, plant and equipment	196,422	198,777	392,750	367,662
Freight and haulage	—	893	—	1,085
Employee benefits and social securities	196,286	620,524	561,573	1,400,657
Maintenance	6,676	11,274	24,274	52,442
Energy and fuel	937	1,918	2,504	4,352
Supplies and materials	871,860	245,784	1,364,999	718,621
Mobility and travel	9,086	30,000	17,012	63,365
Share-based incentives	—	35,282	—	50,231
Professional fees and outsourced services	21,191	44,384	1,536,601	122,589
Professional fees related parties	—	—	—	16,373
Office supplies	738	(1,689)	1,623	12,404
Information technology expenses	270	(2,541)	1,588	11,655
Insurance	1,231	3,015	3,849	6,748
Depreciation of leased assets	—	20,916	—	37,252
Miscellaneous	—	1,452	1,850	1,452
Total	2,347,566	1,968,597	5,999,379	4,355,861

	12/31/2025	12/31/2024	12/31/2025	12/31/2024
R&D capitalized (Note 5.7)	1,153,036	3,368,772	1,821,333	5,022,789
R&D profit and loss	2,347,566	1,968,597	5,999,379	4,355,861
Total	3,500,602	5,337,369	7,820,712	9,378,650

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.4.   Expenses classified by nature and function

	Three-month period ended			Six-month period ended
		Selling,			Selling,
		general and			general and
	Production	administrative	Total	Production	administrative	Total
Item	costs	expenses	12/31/2025	costs	expenses	12/31/2025
Amortization of intangible assets	82,419	399,563	481,982	164,926	774,713	939,639
Commissions and royalties	253,018	339,349	592,367	559,040	616,117	1,175,157
Import and export expenses	—	71,306	71,306	—	215,849	215,849
Depreciation of property, plant and equipment	390,490	518,645	909,135	777,582	1,055,872	1,833,454
Depreciation of leased assets	810,694	44,315	855,009	1,223,674	537,132	1,760,806
Impairment of receivables	—	427,322	427,322	—	1,104,849	1,104,849
Freight and haulage	121,973	2,126,857	2,248,830	209,015	2,894,464	3,103,479
Employee benefits and social securities	1,798,018	5,742,103	7,540,121	3,379,957	11,803,894	15,183,851
Maintenance	698,085	326,095	1,024,180	1,055,278	676,112	1,731,390
Energy and fuel	149,814	24,480	174,294	334,059	50,858	384,917
Supplies and materials	55,524	208,899	264,423	128,057	573,215	701,272
Mobility and travel	23,780	342,362	366,142	46,431	899,062	945,493
Publicity and advertising	—	762,340	762,340	—	1,669,903	1,669,903
Contingencies	6,149	69,586	75,735	15,527	93,659	109,186
Professional fees and outsourced services	112,672	2,258,752	2,371,424	563,493	4,292,248	4,855,741
Office supplies and registrations fees	1,721	158,044	159,765	4,471	263,213	267,684
Insurance	28,871	365,576	394,447	67,658	1,035,191	1,102,849
Information technology expenses	3,799	487,478	491,277	11,391	923,628	935,019
Obsolescence	944,946	—	944,946	1,102,370	—	1,102,370
Taxes	4,444	2,461,168	2,465,612	18,643	4,828,468	4,847,111
Miscellaneous	169	10,626	10,795	5,156	19,203	24,359
Total	5,486,586	17,144,866	22,631,452	9,666,728	34,327,650	43,994,378

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

	Three-month period ended			Six-month period ended
		Selling,			Selling,
		general and			general and
	Production	administrative	Total	Production	administrative	Total
Item	costs	expenses	12/31/2024	costs	expenses	12/31/2024
Amortization of intangible assets	55,985	334,208	390,193	156,124	723,368	879,492
Analysis and storage	—	5,371	5,371	—	8,285	8,285
Commissions and royalties	560,371	217,537	777,908	560,371	994,134	1,554,505
Import and export expenses	(49,057)	234,658	185,601	—	655,178	655,178
Depreciation of property, plant and equipment	417,079	584,919	1,001,998	831,630	1,201,350	2,032,980
Depreciation of leased assets	537,435	458,103	995,538	694,762	1,038,992	1,733,754
Impairment of receivables	—	1,738,911	1,738,911	—	1,923,790	1,923,790
Freight and haulage	507,318	2,565,292	3,072,610	989,210	4,692,869	5,682,079
Employee benefits and social securities	2,089,862	7,896,771	9,986,633	3,637,584	14,998,917	18,636,501
Maintenance	365,665	521,498	887,163	741,278	879,128	1,620,406
Energy and fuel	178,341	18,632	196,973	294,101	42,155	336,256
Supplies and materials	131,968	360,348	492,316	313,896	881,164	1,195,060
Mobility and travel	27,741	670,637	698,378	59,304	1,371,345	1,430,649
Publicity and advertising	—	692,979	692,979	—	1,918,098	1,918,098
Contingencies	55,521	(177,193)	(121,672)	55,521	119,966	175,487
Share-based incentives	169,600	1,321,865	1,491,465	228,533	1,928,620	2,157,153
Professional fees and outsourced services	325,485	2,236,402	2,561,887	809,327	3,816,499	4,625,826
Professional fees related parties	—	226,041	226,041	—	270,679	270,679
Office supplies and registrations fees	17,189	97,034	114,223	59,035	348,067	407,102
Insurance	50,898	554,717	605,615	108,022	1,116,210	1,224,232
Information technology expenses	4,723	730,430	735,153	12,597	1,409,359	1,421,956
Obsolescence	(148,656)	11,794	(136,862)	401,812	75,944	477,756
Taxes	9,115	3,999,151	4,008,266	9,831	8,464,164	8,473,995
Miscellaneous	(9,227)	51,539	42,312	12,938	85,988	98,926
Total	5,297,356	25,351,644	30,649,000	9,975,876	48,964,269	58,940,145

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.5.   Other income or expenses, net

	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Net result from commercialization of agricultural products	(132,042)	(205,348)	(760,524)	(1,033,714)
Expenses recovery	(20,784)	334,232	(64,806)	505,719
Result of intangible sales	26,504	—	23,902	—
Others	179,236	420,979	652,543	553,835
	52,914	549,863	(148,885)	25,840

6.6.   Finance results

	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Financial costs
Interest expenses	(7,020,963)	(5,284,901)	(14,603,863)	(10,832,604)
Financial commissions	(929,269)	(1,144,511)	(1,514,267)	(2,245,426)
	(7,950,232)	(6,429,412)	(16,118,130)	(13,078,030)

Other financial results
Exchange differences generated by assets	(2,502,683)	(194,248)	(5,558,013)	(3,000,088)
Exchange differences generated by liabilities	1,694,236	(227,915)	4,406,932	1,041,921
Changes in fair value of financial assets or liabilities and other financial results	(151,441)	(267,203)	(951,772)	(1,992,755)
Prepayment premium fee (Note 5.11)	—	—	(2,676,273)	—
Net gain of inflation effect on monetary items	21,589	54,418	61,870	47,146
	(938,299)	(634,948)	(4,717,256)	(3,903,776)

7.   TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	Three-month period ended		Six-month period ended
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Current tax expense	(4,756,431)	(3,568,637)	(9,297,065)	(4,863,336)
Deferred tax	1,647,061	2,932,484	3,708,671	5,118,862
Total	(3,109,370)	(636,153)	(5,588,394)	255,526

	12/31/2025	12/31/2024
Beginning of the period deferred tax	(25,205,940)	(25,296,931)
Charge for the period(1)	3,708,671	6,328,837
Conversion difference	(375,573)	(699,854)
Total net deferred tax	(21,872,842)	(19,667,948)
(1)	For the period ended December 31, 2024, the charge of the period includes $1,209,975 that were reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follow:

	Three-month period ended		Six-month period ended
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Earning before income tax-rate	(1,366,138)	7,299,712	(3,627,496)	2,633,692
Income tax expense by applying tax rate in force in the respective countries	(1,865,021)	(1,107,716)	(2,726,977)	347,022
Share of profit or loss of subsidiaries, joint ventures and associates	22,030	80,501	92,006	(15,763)
Stock options charge	—	(64,915)	—	(133,846)
Non-deductible expenses	169,116	589,391	(839,077)	258,333
Tax inflation adjustment	(1,019,201)	708,130	(1,032,231)	1,500,823
Result of inflation effect on monetary items and other finance results	88,715	(2,688,420)	(512,564)	(3,547,919)
Derecognition of tax loss carryforwards	(505,009)	—	(569,551)	—
Others	—	1,846,876	—	1,846,876
Income tax expenses	(3,109,370)	(636,153)	(5,588,394)	255,526

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows.

	Three-month period ended
	12/31/2025			12/31/2024
	Earning	Weight		Earning	Weight
	before	average		before	average
	income	applicable		income	applicable
Tax jurisdiction	tax-rate	tax rate	Income tax	tax-rate	tax rate	Income tax
Low or null taxation jurisdictions	(5,127,502)	0.0%	—	5,481,793	0.0%	—
Profit-making entities	10,742,379	34.5%	(3,709,228)	7,937,625	35.9%	(2,847,811)
Loss-making entities	(6,981,015)	26.4%	1,844,207	(6,119,706)	28.4%	1,740,095
	(1,366,138)		(1,865,021)	7,299,712		(1,107,716)

	Six-month period ended
	12/31/2025			12/31/2024
	Earning	Weight		Earning	Weight
	before	average		before	average
	income	applicable		income	applicable
Tax jurisdiction	tax-rate	tax rate	Income tax	tax-rate	tax rate	Income tax
Low or null taxation jurisdictions	(9,760,427)	0.0%	—	6,695,356	0.0%	—
Profit-making entities	16,073,654	34.6%	(5,553,632)	10,418,456	35.0%	(3,646,460)
Loss-making entities	(9,940,723)	28.4%	2,826,655	(14,480,120)	27.6%	3,993,482
	(3,627,496)		(2,726,977)	2,633,692		347,022

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

8.   EARNING PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three-month period ended		Six-month period ended
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Numerator
Loss for the period from continuing operations attributable to equity holders of the parent	(5,045,798)	6,201,853	(9,665,833)	2,256,303
Loss for the period from discontinued operations attributable to equity holders of the parent	(177,994,023)	(6,058,318)	(180,701,873)	(8,482,030)
Loss for the period attributable to equity holders attributable to equity holders of the parent	(183,039,821)	143,535	(190,367,706)	(6,225,727)

Denominator
Weighted average number of shares (basic EPS)	63,477,113	62,822,158	63,477,113	62,822,158
Weighted average number of shares (diluted EPS)	63,477,113	63,170,350	63,477,113	63,170,350

(Loss)/Profit per share from continuing operations
Basic loss attributable to ordinary equity holders of the parent	(0.0795)	0.0987	(0.1523)	0.0359
Diluted loss attributable to ordinary equity holders of the parent	(0.0795)	0.0982	(0.1523)	0.0357

Loss per share from discontinued operations
Basic loss attributable to ordinary equity holders of the parent	(2.8041)	(0.0964)	(2.8467)	(0.1350)
Diluted loss attributable to ordinary equity holders of the parent	(2.8041)	(0.0964)	(2.8467)	(0.1350)

(Loss)/Profit per share for the period attributable to equity holders
Basic loss attributable to ordinary equity holders of the parent	(2.8836)	0.0023	(2.9990)	(0.0991)
Diluted loss attributable to ordinary equity holders of the parent	(2.8836)	0.0023	(2.9990)	(0.0991)

For the three- and six-month period ended December 31, 2025 and for the six-month period ended December 31, 2024, diluted EPS was the same as basic EPS, as the effect of potential ordinary shares would be antidilutive.

For the three-month period ended December 31, 2024, diluted EPS was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and convertible notes.

The stock options were included in the diluted EPS calculation for the three-month period ended December 31, 2024, only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the three-month period ended December 31, 2024, because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

9.   EQUITY INFORMATION

Capital issued

As of December 31, 2025, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 63,815,891 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 3,389,224 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,065,614 shares of our own.

Holders of ordinary shares are entitled to one vote for each ordinary share.

10.   CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	12/31/2025	12/31/2024
Investment activities
Investment in-kind in other related parties (Note 15)	664,590	3,642,234
Capitalization of interest on buildings in progress	336,776	144,360
	1,001,366	3,786,594

	12/31/2025	12/31/2024
Financing activities
Contingent consideration payment with own shares (Note 5.12)	(870,795)	—
Financial liabilities with related parties	(251,120)	—
	(1,121,915)	—

11.   JOINT VENTURES AND ASSOCIATES

	12/31/2025	06/30/2025
Assets
Synertech Industrias S.A.	39,438,411	39,334,762
Alfalfa Technologies S.R.L.	36,502	36,502
	39,474,913	39,371,264

	12/31/2025	06/30/2025
Liabilities
Trigall Genetics S.A.	742,301	1,007,678
	742,301	1,007,678

Changes in joint ventures investments and affiliates:

	12/31/2025	12/31/2024
As of the beginning of the period	38,363,586	39,489,898
Share of profit or loss	369,026	(226,163)
As of the end of the period	38,732,612	39,263,735

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Share of profit or loss of joint ventures and affiliates:

	Three-month period ended		Six-month period ended
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Trigall Genetics S.A.	23,275	325,384	265,377	(452,814)
Synertech Industrias S.A.	48,979	34,771	103,649	226,651
	72,254	360,155	369,026	(226,163)

12.   SEGMENT INFORMATION

As a result of the circumstances described in Note 4, discontinued operations have been excluded from segment information for the current period, and comparative figures have been recast accordingly.

The tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Six-month period ended December 31, 2025	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	28,885,905	72,354,636	40,850,624	142,091,165
Royalties	549,133	—	—	549,133
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	292,344	—	—	292,344
Total	29,727,382	72,354,636	40,850,624	142,932,642

Cost of sales	(12,953,960)	(45,804,781)	(26,756,726)	(85,515,467)
Gross profit per segment	16,773,422	26,549,855	14,093,898	57,417,175
% Gross margin	56%	37%	35%	40%

	Seed and
	integrated	Crop	Crop
Six-month period ended December 31, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	40,578,862	85,720,851	55,070,802	181,370,515
Royalties	942,756	—	—	942,756
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	588,053	—	—	588,053
Total	42,109,671	85,720,851	55,070,802	182,901,324

Cost of sales	(26,327,893)	(54,418,119)	(28,814,839)	(109,560,851)
Gross profit per segment	15,781,778	31,302,732	26,255,963	73,340,473
% Gross margin	37%	37%	48%	40%

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

	Seed and
	integrated	Crop	Crop
Three-month period ended December 31, 2025	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	18,493,424	41,931,365	13,009,901	73,434,690
Royalties	239,836	—	—	239,836
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	131,804	—	—	131,804
Total	18,865,064	41,931,365	13,009,901	73,806,330

Cost of sales	(8,279,415)	(29,842,324)	(9,032,609)	(47,154,348)
Gross profit per segment	10,585,649	12,089,041	3,977,292	26,651,982
% Gross margin	56%	29%	31%	36%

	Seed and
	integrated	Crop	Crop
Three-month period ended December 31, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	23,185,640	46,061,246	29,385,133	98,632,019
Royalties	248,970	—	—	248,970
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(78,122)	—	—	(78,122)
Total	23,356,488	46,061,246	29,385,133	98,802,867

Cost of sales	(14,386,962)	(28,027,445)	(14,846,498)	(57,260,905)
Gross profit per segment	8,969,526	18,033,801	14,538,635	41,541,962
% Gross margin	38%	39%	49%	42%

13.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of December 31, 2025, and June 30, 2025.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	12/31/2025	06/30/2025	12/31/2025	06/30/2025
Cash and cash equivalents	9,173,159	19,488,145	1,891,524	13,206,934
Other financial assets	49	58	1,515,145	2,040,038
Trade receivables	156,198,261	168,366,767	—	—
Other receivables (*)	25,178,484	23,975,920	—	—
Total	190,549,953	211,830,890	3,406,669	15,246,972
(*)	Advances expenses and tax balances are not included.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	12/31/2025	06/30/2025	12/31/2025	06/30/2025
Trade and other payables	140,023,626	141,779,322	1,035,746	3,135,008
Borrowings	123,968,071	157,926,152	251,120	—
Secured notes	104,354,169	102,270,445	—	—
Lease liability	10,883,102	16,411,981	—	—
Consideration for acquisition	1,156,123	1,075,234	7,530	1,083,814
Total	380,385,091	419,463,134	1,294,396	4,218,822

Financial instruments measured at fair value

Measurement at fair value at 12/31/2025	Level 1	Level 2	Level 3
Financial assets at fair value
Moolec Science S.A. shares	38,278	—	—
Other investments	1,476,867	—	—
Financial liability at fair value
Trade and other payables	—	1,035,746	—
Borrowings	251,120	—	—
Consideration for acquisition	7,530	—	—

Measurement at fair value at 06/30/2025	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	144,606	—	—
Moolec Science S.A. shares	976,425	—	—
Other investments	919,007	—	—
Financial liability at fair value
Trade and other payables	—	3,135,008	—
Consideration for acquisition	1,083,814	—	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.10).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The following table sets out the contractual maturities of financial liabilities:

			Between one and
As of December 31, 2025	Up to 3 months	3 to 12 months	three periods
Trade and other payables	47,104,064	42,304,366	51,650,942
Borrowings	37,490,039	52,573,189	34,155,963
Secured notes(1)	104,354,169	—	—
Leasing liabilities	775,543	1,989,529	8,118,030
Consideration for acquisition	—	791,280	372,373
Total	189,723,815	97,658,364	94,297,308

			Between one and
As of June 30, 2025	Up to 3 months	3 to 12 months	three periods
Trade and other payables	35,989,362	60,443,242	48,481,726
Borrowings	78,084,912	41,643,214	38,198,026
Secured notes(1)	102,270,445	—	—
Leasing liabilities	1,010,540	5,873,502	9,527,939
Consideration for acquisition	—	1,761,274	397,774
Total	217,355,259	109,721,232	96,605,465

(1)As described in Note 5.11, the Secured notes were reclassified as current liability following the acceleration event.

The generation of cash flow over the next twelve months depends on the success of the initiatives mentioned in Note 2, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to material uncertainty that raises substantial doubt regarding the Group’s ability to continue as a going concern.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The table below sets forth our net exposure to currency risk as of December 31, 2025:

Net foreign currency position	12/31/2025	06/30/2025
Amount expressed in US$	(6,553,972)	(3,805,325)

Considering only this net currency exposure as of December 31, 2025 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended December 31, 2025 would have resulted in a net pre-tax loss or gain of approximately $0.655 million.

14.   LEASES

Right-of-use leased asset	12/31/2025	06/30/2025
Book value at the beginning of the period	30,142,835	20,979,597
Additions of the period	1,649,344	9,569,819
Subject to foreclosure (Note 4)	(8,076,841)	—
Disposals	(8,461)	(680,110)
Exchange differences	(125,231)	273,529
Book value at the end of the period	23,581,646	30,142,835

Depreciation	12/31/2025	06/30/2025
Book value at the beginning of the period	13,765,134	9,377,845
Depreciation of the period (1)	2,055,497	5,036,703
Disposals	(6,174)	(697,150)
Subject to foreclosure (Note 4)	(3,192,117)	—
Exchange differences	(16,346)	47,736
Accumulated depreciation at the end of the period	12,605,994	13,765,134
Total	10,975,652	16,377,701

Lease liability	12/31/2025	06/30/2025
Book value at the beginning of the period	16,411,981	11,284,137
Additions of the period	1,649,344	9,569,819
Subject to foreclosure (Note 4)	(5,141,381)	—
Interest expenses, exchange differences and inflation effects	579,835	1,059,412
Payments of the period	(2,616,677)	(5,501,387)
Total	10,883,102	16,411,981

Lease Liabilities	12/31/2025	06/30/2025
Non-current	8,118,030	9,527,939
Current	2,765,072	6,884,042
Total	10,883,102	16,411,981
(1)

For the periods ended December 31, 2025 and June 30, 2025, depreciation expense of $294,691 and $723,187, respectively, related to leased assets has been reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The incremental borrowing rate used was 6.28% in dollars and 18.88% in reais.

The recognized right-of-use assets relate to the following types of assets:

	12/31/2025	06/30/2025
Machinery and equipment	828,977	3,655,741
Vehicles	1,320,402	1,214,933
Equipment and computer software	1,410,332	1,347,568
Land and buildings	20,021,935	23,924,593
	23,581,646	30,142,835

15.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended December 31, 2025, and 2024, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the period ended
Party	Transaction type	12/31/2025	12/31/2024
Joint ventures and associates	Sales and services	7,742,462	6,745,127
Joint ventures and associates	Purchases of goods and services	(25,999,840)	(23,351,132)
Key management personnel	Salaries, social security benefits and other benefits	(1,572,122)	(1,836,943)
Key management personnel	Sales and services	—	6,048
Key management personnel	Purchases of goods and services	82,408	821,959
Shareholders and other related parties	Sales of goods and services	1,928,421	6,463,117
Shareholders and other related parties	Purchases of goods and services	(2,291,990)	(1,750,963)
Shareholders and other related parties	In-kind contributions	664,590	3,642,234
Total		(19,446,071)	(9,260,553)

		Amounts receivable from related parties
Party	Transaction type	12/31/2025	06/30/2025
Shareholders and other related parties	Trade debtors	45,665	249,701
Shareholders and other related parties	Other receivables	3,007,975	2,775,092
Joint ventures and associates	Trade debtors	627,163	413,689
Joint ventures and associates	Other receivables	19,661,731	19,147,793
Total		23,342,534	22,586,275

		Amounts payable to related parties
Party	Transaction type	12/31/2025	06/30/2025
Parent company	Trade creditors	—	(878,874)
Key management personnel	Salaries, social security benefits and other benefits	(184,436)	(65,882)
Shareholders and other related parties	Trade and other payables	(805,903)	(286,172)
Joint ventures and associates	Trade creditors	(55,466,241)	(47,321,832)
Other related parties	Secured notes	—	(102,270,445)
Total		(56,456,580)	(150,823,205)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

In accordance with the terms of the amended agreement of the Secured notes, certain members of the Board of Directors were nominated by the noteholders; accordingly, the outstanding balance of the notes was classified as related party payables as of June 30, 2025. Subsequently, those directors resigned following the receipt of a reservation of rights letter issued by Jasper Lake through its legal counsel. As a result of such resignations, the outstanding balance is no longer reported as amounts payable to related parties.

16.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the period ended December 31, 2025, and 2024.

	12/31/2025	12/31/2024
Salaries, social security and other benefits	1,072,934	1,356,493
Share-based incentives	—	480,450
Total	1,072,934	1,836,943

17.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Other than the matters outlined in Note 2 and 4, there were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the consolidated financial statement as of June 30, 2025.

18.   EVENTS OCCURRING AFTER THE REPORTING PERIOD.

See Notes 4 and 5.11 for subsequent events related to the Secured notes and Borrowings.

On January 23, 2026, we entered into an amendment to the Global Commercial Collaboration Agreement with Syngenta Crop Protection AG, designed to align the contractual framework with changes in the product portfolio, market scope, and the stage of development of the collaboration, without modifying its strategic nature. The amendment primarily introduces changes related to commercial targets, distribution rights, and exclusivity provisions. In particular, it revises the scope of exclusivity by product and territory, including differentiated arrangements for certain countries and product lines, and formalizes the inclusion and removal of specific products under the agreement.

Subsequent to December 31, 2025, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.